                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November 2002


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)

           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No   X
                                     -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

Attached hereto and incorporated by reference are the following exhibits:

(1) a translation of an Immediate Report (filed by the registrant with the Israeli Securities Authority, the Tel Aviv Stock Exchange, and the Israeli Registrar of Companies) announcing the results of the Annual General Meeting of the shareholders of the registrant; and

(2)  a press release dated November 12, 2002.


This Form 6-K is hereby incorporated by reference of into (i) the Registration Statement of F-3 (Registration No. 333-12984) and (ii) two Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608 and 333-13716).

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Delta Galil Industries Ltd.
                                         ---------------------------
                                                (Registrant)


                                   By: /s/ Yossi Hajaj
                                       -----------------------
                                   Name:  Yossi Hajaj
                                   Title: Secretary and Comptroller


Date: November 12, 2002

                                       3